UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
GEL85,080,000
Amortizing Floating Rate Notes due 14 July 2021
payable in United States dollars
Series No. 1104-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 3 December 2019

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of GEL85,080,000 Amortizing Floating Rate Notes due 14 July 2021 payable in United States dollars (Series No. 1104-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 3 December 2019 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 17 April 2019, was filed under a report of the ADB dated 17 April 2019.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent of the ADB with respect to the Notes is Merrill Lynch International, 2 King Edward Street, London EC1A 1HQ, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 3 December 2019, the ADB entered into a Terms Agreement, filed herewith, with Merrill Lynch International (the "Manager"), pursuant to which ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating GEL85,080,000 (payable in U.S.$28,573,347.66) for an issue price of 100 per cent. less an underwriting fee of 0.20 per cent. of the principal amount. For the avoidance of doubt, the aggregate purchase price after the above adjustment shall be GEL84,909,840 payable in United States dollars in the amount of U.S.$28,516,200.96. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 5 December 2019. The Manager proposes to offer all the Notes to the public at the public offering price of 100 per cent. of the principal amount.

Item 3.   Distribution Spread

See the Pricing Supplement, pages 3 and 8, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100%	0.20%	99.80%
Total in GEL	GEL85,080,000	GEL170,160	GEL84,909,840
Total in U.S.$	U.S.$28,573,347.66	U.S.$57,146.70	U.S.$28,516,200.96

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees..	U.S.$20,000*
Listing Fees (Luxembourg)	U.S.$1,653*

*   Asterisks indicate that expenses itemized above are estimates.

Item 6.   Application of Proceeds

See the Prospectus, page 5.

Item 7.   Exhibits

    (a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

        (ii)   Pricing Supplement dated 3 December 2019.

    (b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

    (c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

        (ii)   Terms Agreement dated 3 December 2019.

    (d)   (i)   Information Statement dated 17 April 2019, previously filed under a report of the ADB dated 17 April 2019.

        (ii)   Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1104-00-2

GEL85,080,000

Amortizing Floating Rate Notes due 14 July 2021
payable in United States dollars

Issue price: 100 per cent.

Manager

BofA Securities

The date of this Pricing Supplement is 3 December 2019.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of GEL85,080,000 Amortizing Floating Rate Notes due 14 July 2021 payable in United States dollars (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2018.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB").
2.	Series Number:		1104-00-2.
3.	(i)	Specified Currency (Condition 1(c)):	The lawful currency of Georgia ("Georgian Lari" or "GEL").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	United States dollars ("U.S.$" or "U.S. dollars").
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	U.S.$.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		GEL85,080,000 payable in U.S.$.
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	GEL84,909,840 payable in U.S.$28,516,200.96 using the U.S.$/GEL exchange rate of 2.9776.
6.	Specified Denominations (Condition 1(a)):		GEL10,000, payable in U.S.$.
7.	(i)	Issue Date (Condition 5(d)):	5 December 2019.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.

3

<table>
<tr><td>8.</td><td colspan="2">Maturity Date or Redemption Month
(Condition 6(a)):</td><td>14 July 2021, subject to paragraph 31 below.</td></tr>
<tr><td>9.</td><td colspan="2">Interest Basis (Condition 5):</td><td>Floating Rate (Condition 5(b)) (further particulars specified in paragraph 17 below).</td></tr>
<tr><td>10.</td><td colspan="2">Redemption/Payment Basis
(Condition 6(a)):</td><td>Installment. The Aggregate Nominal Amount of the Notes shall be payable in U.S.\$ in semi-annual installments on each Installment Date and the Maturity Date, as set forth in paragraphs 23 and 28 below, and in Appendix B.</td></tr>
<tr><td>11.</td><td colspan="2">Change of Interest or
Redemption/Payment Basis:</td><td>Not applicable.</td></tr>
<tr><td>12.</td><td colspan="2">Put/Call Options (Conditions 6(e) and (f)):</td><td>Not applicable.</td></tr>
<tr><td>13.</td><td colspan="2">Status of the Notes (Condition 3):</td><td>Senior.</td></tr>
<tr><td>14.</td><td colspan="2">Listing:</td><td>Luxembourg Stock Exchange.</td></tr>
<tr><td>15.</td><td colspan="2">Method of distribution:</td><td>Non-syndicated.</td></tr>
</table>

Provisions Relating to Interest Payable

<table>
<tr><td>16.</td><td colspan="2">Fixed Rate Note Provisions
(Condition 5(a)):</td><td>Not applicable.</td></tr>
<tr><td>17.</td><td colspan="2">Floating Rate Note Provisions
(Condition 5(b)):</td><td>Applicable.</td></tr>
<tr><td></td><td>(i)</td><td>Specified Period(s)/
Interest Payment Dates:</td><td>14 January and 14 July of each year, commencing on 14 January 2020, up to and including the Maturity Date, subject to paragraph 31 below and as set forth in Appendix B.</td></tr>
<tr><td></td><td>(ii)</td><td>Business Day Convention
(Condition 5(d)):</td><td>Following Business Day Convention.</td></tr>
<tr><td></td><td>(iii)</td><td>Relevant Financial Center:</td><td>Tbilisi.</td></tr>
<tr><td></td><td>(iv)</td><td>Additional Business Center(s)
(Condition 5(d)):</td><td>New York.</td></tr>
</table>

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Benchmark Rate determination (further particulars specified in Appendix A).
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The "Calculation Agent" for the Notes will be Merrill Lynch International.
(vii)	Benchmark Rate determination (Condition 5(b)):	Applicable.
	Interest Determination Date(s) (Condition 5(d)):	As set forth in Appendix A.
	Primary Source for Floating Rate:	NBG Screen Page (as defined in Appendix A).
	Benchmark Rate(s) and Reference Rate(s):	Tbilisi Interbank Interest Rate – TIBR Index (as defined in Appendix A).
(viii)	ISDA Determination (Condition 5(b)):	Not applicable.
(ix)	Margin(s):	Not applicable.
(x)	Minimum Rate of Interest:	Not applicable.
(xi)	Maximum Rate of Interest:	Not applicable.
(xii)	Day Count Fraction (Condition 5(d)):	Actual/365 (Fixed), adjusted.
(xiii)	Rate Multiplier (Condition 5(d)):	Not applicable.
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions (Condition 5(b)(ii)):	*Fallback provisions and any other terms relating to the method of calculating interest on Floating Rate Notes* As set forth in Appendix A.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	GEL21,270,000; provided, however, that the Final Redemption Amount will be paid on the Maturity Date in U.S.$ converted from GEL at the applicable Exchange Reference Rate (as defined in Appendix C) on the relevant Exchange Rate Fixing Date (as defined in Appendix C).

The Final Redemption Amount payable in U.S.$ on the Maturity Date per Specified Denomination payable in U.S.$ shall be GEL10,000 divided by the Exchange Reference Rate. Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards.

The resulting figure shall then be multiplied by 2,127 to arrive at the total Final Redemption Amount payable on the Maturity Date. |

	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24.	Early Redemption Amount:	
	(i)	Early Redemption Amount(s)	In the event that the Notes become due and

payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	payable as provided in Condition 9 (such date being an "Early Redemption Date"), the Early Redemption Amount with respect to each Specified Denomination will be a U.S.$ amount equal to the Redemption Amount that is determined in accordance with "23. Final Redemption Amount" above plus accrued and unpaid interest, if any, as determined in accordance with "17. Floating Rate Note Provisions (Condition 5(b))"; *provided* that for purposes of such determination, (i) the Early Redemption Amount payable on the Early Redemption Date will be determined by reference to the Outstanding Aggregate Nominal Amount (as set out in Appendix B) in relation to the relevant Interest Period in which the Early Redemption Date falls, and (ii) the "Exchange Rate Fixing Date" shall be the date that is no later than two (2) Fixing Business Days (as defined in Appendix C) prior to the Early Redemption Date.	

(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.
	Definitive Registered Notes:	Registered Global Note available on Issue Date.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.

28.	Details relating to Installment Notes:	On each Installment Date as set forth in the Appendix B, ADB shall pay in U.S.$ an amount equal to (1) the Installment Amount as set forth in Appendix B divided by (2) the applicable Exchange Reference Rate (as defined in Appendix C) for such Installment Date. Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	
	(i) Payment Dates:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day. "<u>Business Day</u>" shall mean a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Tbilisi and New York.

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable.
	(ii)	Stabilizing Manager (if any):	Not applicable.
	(iii)	Commissions and Concessions:	0.20 per cent. of the Aggregate Nominal Amount payable in U.S.$.
33.		If non-syndicated, name of Dealer:	Merrill Lynch International.
34.		Additional selling restrictions:	The following paragraph shall be deemed to be set out under the heading "Georgia" in the section entitled "Plan of Distribution" in the Prospectus:

"The Dealer represents, warrants and agrees that it has not offered or sold and will not offer or sell, directly or indirectly, any Notes in Georgia, to any persons, corporation or other entity resident in Georgia except in accordance with Georgian law."

Operational Information

35.	(i)	ISIN:	XS2085928070.
	(ii)	CUSIP:	Not applicable.
	(iii)	CINS:	Not applicable.
	(iv)	WKN:	Not applicable.

36. Common Code: 208592807.

37. Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s): Euroclear and Clearstream, Luxembourg only.

38. Delivery: Delivery against payment.

39. Additional Paying Agent(s) (if any): Not applicable.

40. Governing Law: English.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 17 April 2019.

Recent Developments

On 22 April 2019, Ahmed M. Saeed succeeded Stephen P. Groff as Vice-President for Operations 2.

On 4 May 2019, ADB's Board of Governors approved the following with respect to its 2018 reported net income of U.S.$726.1 million, after appropriation of guarantee fees to the special reserve:

a. U.S.$139.0 million, representing adjustments for the net unrealized loss for the year ended 31 December 2018, be added from the cumulative revaluation adjustments account;

b. U.S.$23.7 million, representing the adjustment to the loan loss reserve as of 31 December 2018, be added to the loan loss reserve;

c. U.S.$499.0 million be allocated to the ordinary reserve;

d. U.S.$259.4 million be allocated to the Asian Development Fund;

e. U.S.$80.0 million be allocated to the Technical Assistance Special Fund; and

f. U.S.$3.0 million be allocated to the Financial Sector Development Partnership Special Fund.

Performance of Rates of Exchange and Explanation of Effect on Value of Investment

Certain historical information in respect of the U.S.$/GEL foreign exchange rate is set out below. The payments of principal and interest received by holders of the Notes will be affected by the U.S.$/GEL foreign exchange rate. Information in respect of the U.S.$/GEL foreign exchange rate can also be found on Bloomberg.

Year Ended 31 December	High	Low
2007	1.7172	1.5908
2008	1.6679	1.3963
2009	1.6985	1.6368
2010	1.9050	1.6980
2011	1.8115	1.6365
2012	1.6740	1.6190
2013	1.7370	1.6320
2014	2.0400	1.7177
2015	2.4600	1.8850
2016	2.8150	2.1200
2017	2.7637	2.3700
2018	2.7594	2.3862
Period From	**High**	**Low**
1 January 2019 – 21 November 2019	2.9808	2.6362

Source: Bloomberg (closing prices)

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Manager or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE MANAGER MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NONE OF THE ISSUER, THE MANAGER, OR ANY OF THEIR AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE AND THEY SHALL NOT BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes. The information contained under the heading "Performance of Rates of Exchange and Explanation of Effect on Value of Investment" above has been extracted from Bloomberg. ADB confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

ASIAN DEVELOPMENT BANK

By:_____
    Name: KAZUKI FUKUNAGA
    Title: Deputy Treasurer

APPENDIX A

Provisions Relating to the Determination of the Interest Amounts and Rate of Interest

Interest Amounts

The Interest Amounts with respect to the relevant Outstanding Aggregate Nominal Amount as set forth in the Appendix B will be paid on each Interest Payment Date in U.S.$ converted from GEL at the applicable Exchange Reference Rate (as defined in Appendix C) on the Exchange Rate Fixing Date (as defined in Appendix C) in respect of the Interest Payment Date.

The Interest Amount per Specified Denomination payable in U.S.$ with respect to the relevant Outstanding Aggregate Nominal Amount due on the relevant Interest Payment Date shall be calculated based on the following formula:

(Specified Denomination x Rate of Interest x Day Count Fraction) ÷ Exchange Reference Rate

Such amount being rounded to the nearest cent, with U.S.$ 0.005 being rounded upwards.

The resulting figure shall then be multiplied by the relevant Outstanding Number of Specified Denomination as set forth in Appendix B to arrive at the total Interest Amount with respect to the relevant Interest Payment Date.

Rate of Interest

The "Rate of Interest" for each Interest Period (except for the initial Interest Period) shall be calculated by reference to the 6-month TIBR (as defined below) flat, subject to the Rate of Interest Fallback Provisions (as defined below).

The Rate of Interest in respect of the initial Interest Period shall be determined through the use of linear interpolation by reference to the 1-month TIBR (as defined below) and the 3-month TIBR (as defined below), subject to the Rate of Interest Fallback Provisions (as defined below).

"Fixing Business Day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in Tbilisi.

"Interest Determination Date" means for any Interest Period, the day which is two (2) Fixing Business Days before the first day of such Interest Period.

"Interest Period" means each period beginning on an Interest Payment Date and ending on the day immediately before the next following Interest Payment Date, except in the case of the first period when it means the period beginning on the Issue Date and ending on the day immediately before the next following Interest Payment Date and except in the case of the last period when it means the period beginning on the penultimate Interest Payment Date and ending on but excluding the Maturity Date.

"6-month TIBR" means the reference rate which appears as "TIBR6M" on the NBG Screen Page (as defined below) under the column "Tbilisi Interbank Interest Rate – TIBR Index" as of 11:00 am Tbilisi time on the Interest Determination Date in respect of an Interest Period. If such rate is unavailable, the Calculation Agent will determine the relevant rate in accordance with the Rate of Interest Fallback Provisions and upon determination of the relevant rate, immediately notify the Issuer and the Issuing and Principal Paying Agent in writing.

"3-month TIBR" means the reference rate which appears as "TIBR3M" on the NBG Screen Page under the column "Tbilisi Interbank Interest Rate – TIBR Index" as of 11:00 am Tbilisi time on the Interest Determination Date in respect of the initial Interest Period. If such rate is unavailable, the Calculation Agent will determine the relevant rate in accordance with the Rate of Interest Fallback Provisions and upon determination of the relevant rate, immediately notify the Issuer and the Issuing and Principal Paying Agent in writing.

"1-month TIBR" means the reference rate which appears as "TIBR1M" on the NBG Screen Page under the column "Tbilisi Interbank Interest Rate – TIBR Index" as of 11:00 am Tbilisi time on the Interest Determination Date in respect of the initial Interest Period. If such rate is unavailable, the Calculation Agent will determine the relevant rate in accordance with the Rate of Interest Fallback Provisions and upon determination of the relevant rate, immediately notify the Issuer and the Issuing and Principal Paying Agent in writing.

"TIBR Index" means the 6-month TIBR, 3-month TIBR or 1-month TIBR, as the case may be.

"NBG" means the National Bank of Georgia.

"NBG Screen Page" means the display page designated https://www.nbg.gov.ge/index.php?m=2 or its successor page on the website of the NBG or such other page on such service designated for the purpose of displaying the relevant rate, or if such service ceases to be available or the relevant rate ceases to be available on such service, the page that displays the relevant rates on another service as specified by the Calculation Agent who immediately notifies the Issuer and the Issuing and Principal Paying Agent in writing of such page.

"Rate of Interest Fallback Provisions" means in case the applicable TIBR Index is not available for any reason on the NBG Screen Page on an Interest Determination Date and before 10:00 am on the succeeding Fixing Business Day in respect of an Interest Period, then the Rate of Interest for such Interest Period shall be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner. The Calculation Agent will inform the Issuer and Issuing and Principal Paying Agent of the determined rate of interest in writing.

"Issuing and Principal Paying Agent" means Citibank, N.A.

APPENDIX B

Interest Period		Interest Payment Date / Installment Date*	Outstanding Aggregate Nominal Amount (GEL)	Outstanding Number of Specified Denomination	Installment Amount (GEL)
From and Including*	To but Excluding*				
Issue Date	14-Jan-20	14-Jan-20	85,080,000	8,508	21,270,000
14-Jan-20	14-Jul-20	14-Jul-20	63,810,000	6,381	21,270,000
14-Jul-20	14-Jan-21	14-Jan-21	42,540,000	4,254	21,270,000
14-Jan-21	Maturity Date	Maturity Date	21,270,000	2,127	21,270,000

*Except for the Issue Date, all dates are subject to adjustment in accordance with the Following Business Day Convention.

APPENDIX C

Provisions Relating to Payments in U.S.$

"Exchange Reference Rate" means in respect of an Exchange Rate Fixing Date, the U.S.$/GEL exchange rate expressed as the amount of GEL per one U.S.$, as determined by the NBG as of 11:00 a.m. Tbilisi time, on the Exchange Rate Fixing Date as observed on https://www.nbg.gov.ge/index.php?m=582&lng=eng (or on any successor page set up for the purposes of displaying such rate).

"Exchange Rate Fixing Date" means two (2) Fixing Business Days prior to each Interest Payment Date or any Installment Date or Maturity Date, or such other date on which an amount in respect of the Notes is due and payable, as the case may be.

"Fixing Business Day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in Tbilisi.

Price Source Disruption Event Fallback Provisions

"Price Source Disruption Event" means if the Exchange Reference Rate is not available for any reason under the designated source or on any successor page or becomes impossible to obtain on any Exchange Rate Fixing Date or before 10:00 am Tbilisi time the following Fixing Business Day, the Calculation Agent shall determine at its sole discretion, acting in good faith and in a commercially reasonable manner, that a Price Source Disruption Event has occurred, and shall promptly inform the Issuer and the Issuing and Principal Paying Agent (who will in turn inform the Noteholders) of such occurrence.

Applicable Price Source Disruption Event Fallbacks

Following the determination of the occurrence of a Price Source Disruption Event, the Exchange Reference Rate shall be determined by the Calculation Agent, acting in good faith and in a commercially reasonable manner, on the basis of the arithmetic mean of firm quotes (expressed as the number of GEL per one U.S.$) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of GEL and the purchase of U.S.$ at 11:00 am (Tbilisi time) on the Fixing Business Day following the Exchange Rate Fixing Date, for settlement on the relevant Interest Payment Date, Installment Date or Maturity Date, or such other date on which an amount in respect of the Notes is due and payable, as the case may be. If fewer than four (but at least two) Reference Dealers provide such firm quotes then the Exchange Reference Rate shall be the arithmetic mean of the quotes actually obtained. If none, or only one, of the Reference Dealers provides such a firm quote, the relevant Reference Rate shall be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

"Reference Dealers" means four leading dealers, banks or banking corporations which are not affiliated with the Calculation Agent and which regularly deal in the U.S.$/GEL foreign exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGER

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO.: 1104-00-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

GEL85,080,000
Amortizing Floating Rate Notes due 14 July 2021
payable in United States dollars

3 December 2019

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Head, Treasury Client Solutions Unit

The undersigned manager (the "Manager") agrees to purchase from the Asian Development Bank ("ADB") its GEL85,080,000 Amortizing Floating Rate Notes due 14 July 2021 payable in United States dollars (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (the "Prospectus") at 10:00 a.m., London time, on 5 December 2019 (the "Settlement Date") at an aggregate purchase price of GEL84,909,840 payable in U.S. dollars in the amount of U.S.$28,516,200.96 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The Manager warrants and covenants to ADB that the warranties of the Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager of an ADB officer's certificate and the document referred to in Section 6(c)(i) of the Standard Provisions.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1. ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 100 per cent. less a management and underwriting fee of 0.20 per cent. of the principal amount of the Notes. For the avoidance of doubt, the aggregate purchase price after the above adjustment shall be GEL84,909,840 (payable in United States dollars in the amount of U.S.$28,516,200.96).

2. Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank, N.A., for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Manager.

3. ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Manager acknowledges having requested and received, or waived receipt of, a copy of each of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4. In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in

relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.   The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6.   The Manager represents, warrants and agrees that it has not offered or sold and will not offer or sell, directly or indirectly, in Georgia, to any persons, corporation or other entity resident in Georgia except in accordance with Georgian law.

7.   The Manager represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8.   For purposes hereof, the notice details of each of ADB and the Manager are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Treasury Client Solutions Unit, Treasury Department
Telephone: (632) 8632-6657
Facsimile: (632) 8632-5263 or 8636-2612
E-mail: lccs@adb.org (for documentation)

For the Manager:

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
Attention: EMTN Trading and Distribution Desk
Telephone: +44 (0) 207 995 3995
Facsimile: +44 (0) 207 995 2968
Email: DG.Gcm_emea_emtn_desk_ldn@baml.com

9.   All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement between ADB and the Manager but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Manager in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Manager in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Manager's liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however,* that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

10. Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MERRILL LYNCH INTERNATIONAL

By: O. Johnson
Name: OLIVER JOHNSON
Title: MD.

[Signatures continued on following page.]

5

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK



By: _____
    Name: KAZUKI FUKUNAGA
    Title: Deputy Treasurer